Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

July 16, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Katherine Wray, Esq., Attorney-Advisor
Mr. Jeff Kauten, Esq., Attorney-Advisor
Mr. Craig Wilson, Senior Assistant Chief Accountant
Mr. Ryan Rohn, Staff Accountant

Re:	Cango Inc.
Registration Statement on Form F-1
File No. 333-225813

Ladies and Gentlemen:

On behalf of our client, Cango Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Company notes that it has included the estimated range of the offering price for its initial public offering and related disclosure in the preliminary prospectus which forms a part of Amendment No. 2.

We enclose herewith five (5) courtesy copies of Amendment No. 2, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on July 9, 2018.

Simpson Thacher & Bartlett

July 16, 2018

The Company will commence its road show activities on July 17, 2018 and expects to price the initial public offering on or about July 25, 2018. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

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Simpson Thacher & Bartlett

July 16, 2018

If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Ron Yan at +86-21-2228-2332 (work) or ron.yan@cn.ey.com (email) of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Xiaojun Zhang, Chairman

Jiayuan Lin, Chief Executive Officer and Director

Yongyi Zhang, Chief Financial Officer and Director

Cango Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Li He

James C. Lin

Davis Polk & Wardwell

Ron Yan

Ernst & Young Hua Ming LLP